Exhibit 99.1

News Release

Stantec signs Letter of Intent to acquire Norwest

140-person firm has internationally recognized expertise in energy and resources, mining industries

CALGARY, AB (March 19, 2018) TSX, NYSE:STN

Alberta based, global engineering and design firm Stantec has signed a Letter of Intent to acquire Norwest Corporation (Norwest). With the addition of Norwest, Stantec’s Energy & Resources business operating unit will add a strong mining practice to the Company’s portfolio in western Canada.

Norwest, a 140-person energy and resources firm headquartered in Calgary, Alberta, has offices in Vancouver, British Columbia; Denver and Trinidad, Colorado; Salt Lake City, Utah; and Charleston, West Virginia.

“We are excited to welcome Norwest to our Energy & Resources business at Stantec,” says president and chief executive officer, Gord Johnston. “We are seeing positive momentum in this sector after a number of challenging years. Both firms were able to effectively manage business during the economic downturn, and we are looking forward to expanding Stantec’s geotechnical, geological, and mining work for our Energy & Resources clients across western Canada and the western United States. Together, we will continue to work with our clients to find innovative, sustainable, and safe resource development opportunities.”

Norwest has been involved with western Canadian energy and mining projects for over 35 years. The firm has a long-standing involvement with resource assessment, and mine development in Alberta’s mineable oil sands working closely with clients from early development stages through to operations, and reclamation. Norwest’s capabilities span the full project life cycle which includes drilling project management, oil sands geological deposit modeling, surface mine planning, hydrology, and geotechnical engineering. More recently, Norwest has shifted their focus to partnering with oil sands operators who require design and construction of compensation lakes, tailings dam design, and on-site geotechnical monitoring.

“Norwest employees are looking forward to joining Stantec and combining our talents to support our clients and communities,” says Steve Cameron, president Norwest. “When we first explored becoming part of Stantec, it was clear that our professional work aligned, and our Company’s values were very similar. We appreciate their continued commitment to our industry, and their desire to grow and diversify operations. We are confident that by joining Stantec our expertise, paired with Stantec’s resources, will provide a positive impact to both staff and clients.”

With the addition of Norwest to Stantec’s current Energy & Resources operations, the mining sector in western Canada will grow to over 100 employees. In the Vancouver market, Norwest’s presence has assisted in the re-development of the northeast British Columbia coal mining sector, and new metal mine development projects. In the United States, Norwest has established itself as the leading coal mining consultant with expertise in resource and reserve assessments, mine planning, mineral processing, water management and permitting, and due diligence activities.

Norwest has successfully supported a number of international mining projects in eastern Europe, South America and China, drawing on their leadership in geology, mining engineering, and tailings management from their North American offices.

The Norwest acquisition is expected to close in Q2 2018.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that a number of factors could cause actual future results to differ materially from the forward-looking statements made in this news release. These factors include, but are not limited to, the risk that the proposed transaction does not close when expected or at all or that the anticipated benefits of the transaction are not realized.

Media Contact	Investor Contact
Ashley Warnock	Cora Klein
Stantec Media Relations	Stantec Investor Relations
Ph: (403) 472-0122	Ph: (780) 969-2018
ashley.warnock@Stantec.com	Cora.Klein@stantec.com

Design with community in mind